Exhibit 21.1

Subsidiaries of Registrant

Property Name	State Organization
Lightstone Value Plus REIT II, LP	Delaware
LVP Metairie, LLC	Delaware
LVP Metairie Holding Corp.	Delaware
LVP Metairie JV, LLC	Delaware
LVP East Rutherford Holding Corp.	Delaware
LVP East Rutherford Loan Acquisition LLC LVP FFI East Rutherford Holding Corp	Delaware Delaware
LVP SHS Peabody Holdings LLC	Delaware
LVP SHS Peabody LLC LVP SHS Holding Corp.	Delaware Delaware
LVP TPS Metairie LLC	Delaware